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                                   EXHIBIT 8.1

               FORM OF OPINION OF GUNSTER, YOAKLEY & STEWART, P.A.
                      AS TO FEDERAL INCOME TAX CONSEQUENCES

                                                    OUR FILE NUMBER: 11121.00026
                                       WRITER'S DIRECT DIAL NUMBER: 561-650-0642
                                      WRITER'S E-MAIL ADDRESS: KHART@GUNSTER.COM

                                     , 2004

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

Farmers and Merchants Bank
600 Bellevue Avenue
Dublin, Georgia  31021

Gentlemen:

      We have served as counsel to Capital City Bank Group, Inc. ("Capital City"), a Florida corporation, and its wholly owned subsidiary, Capital City Bank, in connection with the contemplated series of mergers and related transactions described below (the "Merger") with Farmers and Merchants Bank ("Farmers"), a Georgia chartered commercial bank, pursuant to an Agreement and Plan of Merger dated as of May 12, 2004 ("Agreement and Plan of Merger"). This opinion regarding the federal income tax consequences of the Merger is rendered pursuant to Section 8.1(g) of the Agreement and Plan of Merger.

      In rendering this opinion, we have received and examined only:

      1.    The representations in the Farmer's Officer's Certificate;

      2.    The representations in the Capital City Officer's Certificate;

      3. The Agreement and Plan of Merger by and among Capital City Bank Group, Inc., Capital City Bank, and Farmers and Merchants Bank dated as of May 12, 2004;

      4. Application of the Board of Governors of the Federal Reserve System made by Capital City, dated June 30, 2004;

      5. Confidential Volume of the Application to the Board of Governors of the Federal Reserve System by Capital City, dated June 30, 2004;

      6.    Interagency Bank Merger Application dated June 30, 2004;

      7.    Interagency Bank Merger Application, Confidential Volume;

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      8.    Application for Approval to Merge or Consolidate a Bank, Trust
Company, or Association;

      9. Confidential Volume, Application for Approval to Merge or Consolidate a Bank, Trust Company, or Association;

      10. Six Claims Letters each dated as of May 2004 and executed by McGrath Keen, Jr., Wallace E. Miller, Roger W. Miller, Nelson S. Carswell, Jr., B.H. Hall, and Edward M. Herrin, Jr. (collectively "Farmers' Directors");

      11. Farmers and Merchants Bank Disclosure Memorandum to the Agreement and Plan of Merger;

      12. Capital City Bank Group, Inc. Disclosure Memorandum dated as of May 12, 2004;

      13. Six Director Agreements each dated as of May 12, 2004, by and between Capital City and the Farmers' Directors; and

      14. Six Affiliate Agreements, each dated as of May 12, 2004, by and between Capital City and the Farmers' Directors (collectively, the "Documents").

      In addition to reviewing the Documents, we have made such additional inquiries, as we deem necessary in giving this opinion.

                                   The Merger

      Farmers has substantial cash and marketable securities on hand, which Capital City does not wish to acquire, and Capital City also wishes to avoid dilution of its outstanding stock in the Merger as much as feasible. Accordingly, Farmers will pay an extraordinary dividend in cash to its stockholders and also redeem a portion of its stock for cash shortly preceding the Merger, both of which will have the effect of reducing the total consideration and the Capital City stock payable in the Merger. All the cash used to pay such extraordinary dividend or for such redemption will consist of Farmers' own funds and none of such cash will have been provided directly or indirectly by Capital City by loan or otherwise.

      Pursuant to the Agreement and Plan of Merger, Capital City will form a transitory subsidiary as a Georgia chartered commercial bank ("Interim"). Interim will then merge into Farmers in a statutory merger under Georgia law, and Farmers will be the surviving corporation in such merger. Pursuant to the Agreement and Plan of Merger, each share of Farmers' stock (except shareholders perfecting dissenter's rights) will be converted into $666.50 in cash and $666.50 in value of Capital City common stock. Cash will be paid in lieu of fractional shares in order to avoid the expense attendant to the issuance of fractional shares. The cash paid to dissenters and for fractional shares is expected to be nominal and for purposes of this opinion, we have assumed (and representations have been made) that at least 48% of the aggregate consideration payable to the Farmers' stockholders will consist of Capital City common stock.

      Immediately after the merger of Interim into Farmers, the banking deposit liabilities of Farmers will be assumed by Capital City Bank, a wholly owned Florida chartered commercial banking subsidiary of Capital City, in order to satisfy banking regulatory requirements. No consideration will be paid for this assumption of liabilities.

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      Immediately after the assumption of the banking deposit liabilities of
Farmers, it will merge into Capital City in a statutory merger under the laws of Florida and Georgia, with Capital City surviving. The stock of Farmers will be canceled in such merger.

      Immediately after the merger of Farmers into Capital City, the assets and liabilities of Farmers acquired in such merger will be transferred to Capital City Bank, Capital City's banking subsidiary, which assumed the banking deposit liabilities of Farmers.

                         Characterization of the Merger

      As a first impression, the first step of the Merger, in which Interim merges into Farmers with Farmers surviving, and the Farmers' stockholders receiving stock and cash of Capital City, appears to constitute a so-called "reverse triangular" merger described in Section 368(a)(2)(E).(1) To qualify as a reverse triangular merger under Section 368(a)(2)(E), however, 80% of the Farmers' stock would have to be acquired in exchange for Capital City voting stock, and "substantially all" the properties of Farmers would have to be acquired in the transaction. Since the cash consideration is a major component of the total consideration in the Merger, and the extraordinary dividend and redemption by Farmers must be taken into account for purposes of the "substantially all" the properties requirement, the Merger could not satisfy the requirements of Section 368(a)(2)(E) for a reverse triangular merger.

      Nevertheless, the Internal Revenue Service has ruled that the step transaction doctrine requires that the preliminary merger of Interim into Farmers is disregarded for federal income tax purposes as a transitory step, so that the Merger is properly characterized as a merger of Farmers into Capital City described in Section 368(a)(1)(A), which does not require 80% stock and acquisition of "substantially all" the properties, that is required by Section 368(a)(2)(E).(2) Nevertheless, the Merger must still satisfy the generally less stringent standards of Section 368(a)(1)(A) for continuity of shareholder interest, continuity of business enterprise and business purpose.

                       Continuity of Shareholder Interest

      In order for a merger to qualify under Section 368(a)(1)(A), a significant portion of the total consideration must be in the form of stock of the acquiring corporation. While the courts have permitted a portion as low as 38%,(3) the Internal Revenue Service's ruling guideline is 50%.(4) Moreover, in its ruling guideline, the Internal Revenue Service also concluded that extraordinary dividends and redemptions of the target company occurring before the merger which are a part of the overall transaction are included in determining whether continuity of shareholder interest is satisfied.(5)

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(1) All statutory references are to the Internal Revenue Code of 1986, as amended (the "Code").

(2) Rev. Rul. 2001-46, 2001-2 C.B. 321; See also, Treas. Reg. Section 1.338(h)
(10)-1T(e).

(3) John A. Nelson Co. v Helvering, 296 U.S. 374 (1935).

(4) Rev. Proc. 77-37, 1977-2 C.B. 568, superseded on other grounds, 1979-1 C.B. 496, modified on other grounds, Rev. Proc. 89-30, not applicable to the extent inconsistent with Treas. Dec. Int. Rev. 8898 (final Treasury Regulations relating to Section 368).

(5) Id.

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      Under regulations issued in 1998, however, distributions pursuant to a redemption or dividend before a transaction are included for continuity of shareholder interest purposes if the distributions would be treated as "boot" under Section 356.(6) Treasury Regulations, Section 1.368-1(e)(6), Example 9, indicates that where the funds for a preacquisition redemption have not been provided by the acquiring corporation, the redemption proceeds will not be included in determining whether continuity of shareholder interest is satisfied.(7)

      In this case, the funds for any extraordinary dividend or redemption by Farmers will consist of Farmers' own funds and will not be directly or indirectly provided by Capital City. Accordingly, under the relevant regulations, the Farmers' extraordinary dividend and redemption should not affect continuity of shareholder interest in the Merger, even though it is an integral part of the Merger.

      The new Treasury Regulations also provide that stock received in a potential reorganization and sold to third parties, other than to Capital City or a person related to Capital City, is disregarded in determining continuity of shareholder interest.(8) It has been represented that there is no plan or intention by Capital City or a person related to Capital City to reacquire any Capital City stock issued in the Merger, and, therefore, shares of Capital City stock received in the Merger may be sold to other parties without affecting continuity of shareholder interest.

      Since the extraordinary dividend, redemption and post-merger sales to third parties are properly disregarded for continuity of shareholder interest purposes, at least 48% of the consideration paid to Farmers' shareholders will consist of Capital City stock, the continuity of shareholder interest provisions will be satisfied in the Merger. If, for any reason, less than 48% of the consideration paid to Farmers' shareholders consists of Capital City stock, the continuity of shareholder interest may not be satisfied and this opinion will be null and void.

             Continuity of Business Enterprise and Business Purpose

      The continuity of business enterprise doctrine requires that Capital City either continue Farmers' business or use a significant portion of Farmers' assets in a business.(9) For this purpose, use by one or more of Capital City's subsidiaries is considered use by Capital City.(10)

      In this case, Capital City will transfer the assets received in its merger with Farmers to Capital City Bank, its wholly owned subsidiary, and Capital City Bank will use those assets to continue Farmers' historic business. Therefore, the continuity of business enterprise doctrine will be satisfied.

      Furthermore, the Merger has a valid business purpose which is germane to the business of Capital City and Farmers. Accordingly, the business purpose requirement will also be satisfied.

                     Dropdown of Assets to Capital City Bank

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(6) Treas. Reg. Section 1.368-1(e)(1)(ii).

(7) Id. Section 1.368-1(e)(6), ex. 9. See also PLR 9601044, where the same conclusion was reached.

(8) Treas. Reg. Section 1.368-1(e)(1)(i).

(9) Treas. Reg. Section 1.368-1(d)(1).

(10) Id. Section  1.368-1(d)(4)(ii).

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      Section 368(a)(2)(C) expressly permits the transfer of assets received in a Section 368(a)(1)(A) statutory merger to a controlled subsidiary after the merger. Therefore, the planned transfer of the assets and liabilities of Farmers received in the Merger to Capital City Bank will not disqualify the merger under
Section  368(a)(1)(A).

                                    * * * * *

      In rendering this opinion, which is set forth below, we have examined only the Documents listed above and have assumed that the Merger will be consummated in accordance with the terms of the Agreement and Plan of Merger. Furthermore, we have relied upon the facts and assumptions set forth above which are based upon the factual assumptions and representations made in the Farmers' Officer's Certificate and the Capital City Officer's Certificate, without any independent verification.

      Accordingly, based solely upon the facts, assumptions and representations referred to above, we are of the opinion that:

            (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code;

            (ii) neither Capital City nor Farmers will recognize gain or loss by reason of the Merger;(11) and

            (iii) gain (but not loss) will be recognized by Farmers' shareholders in the exchange of Farmers' common stock for Capital City common stock and cash in the merger, but not in excess of the cash received.

                                    * * * * *

      We have expressed no opinion regarding the tax consequences of the Merger under the laws of any state, local or foreign jurisdiction.

      Our opinion expressed herein is based upon the provisions of the Code, Treasury Regulations (both current and proposed) promulgated thereunder, judicial decisions, revenue rulings and procedures, and related authorities issued to, and in effect, on the date of this letter. Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present view, either prospectively or retroactively, or adopt new views in respect of the law that forms the basis of our opinion. In that event, the opinion expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provision or views which would affect our opinion set forth herein.

      Our opinion is based solely upon the Documents and the facts, assumptions and the representations referred to above and we have not undertaken an independent investigation of any such facts, assumptions or representations. We have assumed that the Agreement and Plan of Merger completely and accurately describes the Merger and that all facts, assumptions, and representations set

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(11) No opinion is expressed, however, regarding the extent to which either
Capital City or Farmers will recognize income as a result of any required change of accounting methods or be required to recognize deferred gain under regulations issued pursuant to Section 1502.

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forth above will be complete and accurate at the time of the Merger. We have assumed that the Documents listed above represent all of the documents related to the Merger, that there are no other documents, no "side letters," and no other written agreements or oral agreements which are an integral part of the Merger. Our opinion would require reevaluation in the event of any change in any pertinent fact, assumption or representation. Please bear in mind that our opinion is ineffective, and null and void if there is less than a 48% continuity of shareholder interest.

      Except as noted below, this opinion is solely for your benefit and your respective shareholders and is not to be used, circulated, quoted or otherwise referred to by any other person for any purpose without our express written consent.

                               Very truly yours,